                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (AMENDMENT NO. 3)*

                       Imagyn Medical Technologies, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45244E100
                     --------------------------------------
                                 (CUSIP Number)

                              Kenneth Maiman, Esq.
                           Appaloosa Management L.P.
                           26 Main Street, 1st Floor
                           Chatham, New Jersey 07928
                                  973-701-7000
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 13, 1998
                     --------------------------------------
                  (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(f) or 13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                 (Page 1 of 6)

-------------------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP No.      45244E100                                        Page 2 of 6
--------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Appaloosa Management L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)   [ ]

                                                                       (b)   [x]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                    7.    SOLE VOTING POWER

 NUMBER OF                1,696,441
  SHARES            ------------------------------------------------------------
BENEFICIALLY        8.    SHARED VOTING POWER
  OWNED BY
   EACH                   -0-
 REPORTING          ------------------------------------------------------------
  PERSON
   WITH             9.    SOLE DISPOSITIVE POWER

                          1,696,441
                    ------------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER

                          -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,696,441
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.69%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 45244E100                                                PAGE  3  OF 6
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     David A. Tepper
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]

                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         1,696,441
                    ------------------------------------------------------------
   NUMBER OF        8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            -0-
   OWNED BY         ------------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER
   REPORTING
    PERSON               1,696,441
     WITH           ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,696,441
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.69%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

            AMENDMENT NO. 3 TO ORIGINAL REPORT FILED ON SCHEDULE 13D

     This Amendment No. 3 to the statement on Schedule 13D filed on July 3, 1997 and the amendments previously filed thereto on December 18, 1997 and July 10, 1998 (the "Schedule 13D") on behalf of Appaloosa Management L.P. (the "Manager") and David A. Tepper ("Mr. Tepper" and, together with the Manager, collectively, the "Reporting Persons") relates to the shares of Common Stock (the "Shares"), of Imagyn Medical Technologies, Inc. (f/k/a Urohealth Systems, Inc.) (the "Company").

     The purpose of this report is to report that since the Reporting Persons' previous Schedule 13D filing, they have sold Shares and as a result of such sales, the percentage of the Shares beneficially owned by the Reporting Persons as reported in their prior Schedule 13D filing has decreased from 7.85% to 4.69%.

Item 2 is hereby amended and restated as follows:

Item 2.  Identity and Background

     This Amendment No. 3 to the statement on Schedule 13D is being filed by the Reporting Persons. A copy of the Joint Filing Agreement between the Reporting Persons is filed as Exhibit A to the Reporting Persons' previous
Schedule 13D filing.

     The general partner of the Manager is Appaloosa Partners Inc., a Delaware corporation, of which Mr. Tepper is the sole stockholder, sole director and President. The other executive officers of Appaloosa Partners Inc. are: Ronald
M. Goldstein - Chief Financial Officer and Vice President; James E. Bolin - Vice President and Secretary; and Lawrence P. O'Friel - Treasurer (Messrs. Goldstein, Bolin and O'Friel referred to herein collectively as the "Related Persons").

     The Manager acts as general partner and/or investment adviser to certain investment partnerships, investment funds and managed accounts (collectively, the "Accounts"). The address of the principal business and principal office of the Manager is 26 Main Street, 1st Floor, Chatham, New Jersey 07928. The business address of Messrs. Tepper, Goldstein, Bolin and O'Friel is 26 Main Street, 1st Floor, Chatham, New Jersey 07928. The present principal occupations or employments of Messrs. Tepper, Goldstein, Bolin and O'Friel are as officers of Appaloosa Partners Inc. and employees of the Manager.

     During the last five years, none of the Reporting Persons or the Related Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Messrs. Tepper, Goldstein, Bolin and O'Friel are citizens of the United States.

Item 5 is hereby amended and restated as follows:

Item 5. Interest in Securities of the Issuer

     Since the Reporting Person's previous Schedule 13D filing on July 10, 1998, the Reporting Persons have sold, on behalf of the Accounts, a net aggregate of 1,146,100 Shares in the open market.

     (a) This Amendment No. 3 to the Schedule 13D relates to 1,696,441 Shares beneficially owned by the Reporting Persons, which constitute approximately 4.69% of the issued and outstanding Shares. Since the filing of Amendment No. 2 to the Schedule 13D on July 10, 1998 and as of the date hereof, through sales of Shares, the Reporting Persons have reduced the number of Shares they beneficially own by 1,146,100 Shares.

     (b) The Manager has sole voting and dispositive power with respect to 1,696,441 Shares. Mr. Tepper has sole voting and dispositive power with respect to 1,696,441 Shares.

     (c) The following tables detail the transactions by Reporting Persons, on behalf of the Accounts, that have occurred since the Reporting Persons' previous
Schedule 13D filing on July 10, 1998. All of the transactions reported below were sales that took place in the open market and all of the transactions were sales of Shares.

Date of Sale                 Price Per Share            Number of Shares Sold
-----------------------------------------------------------------------------
July 10, 1998               $0.3575                     181,500
July 10, 1998               $0.375                        4,000
July 13, 1998               $0.6576                     549,700
July 13, 1998               $0.5156                      10,000
July 14, 1998               $0.3439                     137,900
July 15, 1998               $0.3770                     263,000

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 July 16, 1998
                              -------------------
                                      Date


                                 APPALOOSA MANAGEMENT L.P.
                                 By: Appaloosa Partners Inc.
                                 Its: General Partner

                                 By: /s/ David A. Tepper
                                     -----------------------
                                         David A. Tepper
                                         President

                                 DAVID A. TEPPER


                                 /s/ David A. Tepper
                                 -------------------